UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________________ to _______________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

TI Contribution and 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007,
and for the Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 Ross Ave
Suite 1500
Dallas, Tx 75201
Tel: 214 969 8000
Fax: 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of TI Contribution and 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administration Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administration Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young

June 11, 2009

TI Contribution and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
	(In Thousands)	
Assets		
Plan interest in the Master Trust	**$ 1,332,073**	$ 2,040,029
Participant loans	**30,640**	29,904
Employer contribution receivable	**1,542**	–
Participant contribution receivable	**1,461**	–
Total assets	**1,365,716**	2,069,933
Liabilities		
Accrued expenses	**971**	1,285
Net assets available for benefits	**$ 1,364,745**	$ 2,068,648

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
(In Thousands)

Plan interest in net investment loss from Master Trust	$ (718,942)
Interest income on participant loans	2,472
Contributions:	
Participant	83,488
Employer	51,098
Rollover	2,166
	136,752
Transfer of net assets between plans within the Master Trust	778
Benefits paid to participants	(120,555)
Administrative expenses	(4,408)
Net decrease	(703,903)
Net assets available for benefits:	
Beginning of year	2,068,648
End of year	$ 1,364,745

See accompanying notes.

1. Description of the Plan

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan), is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the open plan.

The following description of the C&S Plan provides only general information. Participants should refer to the C&S Plan document for a more complete description of the C&S Plan's provisions.

General

The C&S Plan was adopted effective January 1, 1998. The C&S Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The C&S Plan is administered by the Administration Committee of the Company. The Retirement Investment Committee of the Company is responsible for the C&S Plan's investment options.

Eligibility/Participation

Any employee of TI and participating subsidiaries who was a participant in the Savings Plan and who elected to discontinue participation in the Savings Plan after December 31, 1997, and transfer his or her accounts to the C&S Plan became a participant in the C&S Plan as of January 1, 1998. Employees who elected to continue to participate in the Savings Plan are not eligible to participate in the C&S Plan. Any former employee whose accounts were transferred to the C&S Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Additionally, employees of TI who became employees after November 30, 1997, and employees of any U.S. subsidiary that have elected to participate in the C&S Plan are eligible to participate in the C&S Plan. An employee who is a U.S. citizen employed by a foreign subsidiary and who is not on the TI expatriate program shall not be eligible to participate in the C&S Plan. Eligibility to contribute to the C&S Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

1. Description of the Plan (continued)

Following TI's acquisition of Burr-Brown Corporation in August 2000, Burr-Brown employees who became employed by TI continued to participate in the Burr-Brown Pension Plan and also participated in the TI C&S Plan. In the fall of 2000, these employees could elect to (i) continue in the Burr-Brown Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) and participate in the TI 401(k) Savings Plan effective January 1, 2001, or (ii) freeze their Burr-Brown Pension account effective December 31, 2000, and continue to participate in the C&S Plan.

Additionally, account balances of Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation Future Investment Trust (the BBC FIT Plan) and who did not elect to take a distribution from the BBC FIT Plan by August 2, 2002, were transferred based on the participant's election to either the C&S Plan or the Savings Plan on August 19, 2002.

Participants' Accounts

Participants may have one or more of the following accounts within the C&S Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account; a Profit Sharing Account; and a Voluntary Employee Contribution Account (VEC Account).

Each participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Employer fixed savings contributions (as defined by the C&S Plan) made by the Company and earnings and losses thereon are contributed to each eligible participant's Contribution Account. Any forfeitures of the nonvested portion of terminated participants' accounts occurring during a C&S Plan year may be applied to reduce future employer fixed savings contributions. The Profit Sharing Account and VEC Account, as applicable, are credited with earnings and losses. Allocations of C&S Plan earnings and losses are based on account balances. Expenses of administering the C&S Plan and trust are deducted from participants' accounts to the extent not paid by the Company.

1. Description of the Plan (continued)

Contributions

The C&S Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by C&S Plan provisions or the Internal Revenue Code (the Code) ($15,500 for 2008). Such contributions are credited to each participant's 401(k) Account. The maximum contribution rate for participants is 50% of the participant's compensation, as defined by the C&S Plan.

The C&S Plan offers catch-up contributions (contributions described in the Economic Growth and Tax Relief Reconciliation Act of 2001 that are in excess of the limits discussed in the preceding paragraph) to participants who attained age 50 or older before the close of the C&S Plan year.

All participants entering the C&S Plan on or after January 1, 2004, will automatically have 2% of eligible compensation withheld as a 401(k) contribution to the 401(k) Account unless the participant either (i) elects a deferral percentage other than 2% or (ii) elects to not participate in the C&S Plan.

TI matches a participant's salary deferrals in an amount equal to 100% of the participant's salary deferrals provided that the aggregate match not exceed 4% of the participant's eligible compensation, as defined by the C&S Plan, for the C&S Plan year. Such contributions are credited to each participant's 401(k) Account.

TI contributes, on behalf of certain eligible participants, an employer fixed savings contribution in an amount equal to 2% of such participant's eligible compensation for the C&S Plan year. Employer fixed savings contributions are credited to each participant's Contribution Account. Effective January 1, 2004, the C&S Plan was amended to discontinue the 2% employer fixed savings contribution for all participants entering the C&S Plan on or after January 1, 2004.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the C&S Plan was amended such that Company profit sharing contributions shall no longer be made into the C&S Plan.

Contributions to the VEC Account were discontinued as of January 1, 1987.

1. Description of the Plan (continued)

Investments

All investment assets of the C&S Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the Savings Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2008 and 2007, are presented in Note 3. The C&S Plan's ownership in the Master Trust is denominated in units. Units represent the value of the participants' accounts in the C&S Plan.

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are primarily allocated on a per participant basis. Contributions received, benefits paid, and direct expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants may direct contributions and salary deferrals to be invested in and transferred among various investment funds.

Participant Loans

Each loan shall be deducted from a participant's account, as described in the loan policy adopted under the C&S Plan, shall be secured by that portion of the participant's vested account balance deducted for the loan and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited as described in the in the loan policy under the C&S Plan. Principal and interest are repaid through payroll deductions. All loans initiated subsequent to July 31, 2001, will become due and payable upon termination of employment if not due and payable by their terms before such time.

Distributions and Vesting

Participants are 100% vested in their Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the Savings Plan, as described in the C&S Plan document. No forfeitures of a vested interest in such accounts shall take place for any reason under the C&S

1. Description of the Plan (continued)

Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts, subject to repayment of outstanding loans.

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A participant who has not completed five years of credited service, and who terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the C&S Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her C&S Plan accounts shall be payable to the participant, or in case of death, to the beneficiary, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years, (ii) becoming entitled to a distribution in accordance with the C&S Plan provisions, or (iii) being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must equal at least the lesser of $500 or the entire amount available for withdrawal.

A participant has the right to withdraw any amount from his or her VEC Account at any time with a minimum withdrawal amount of $500 or 100% of the account balance whichever is smaller.

Certain further limitations on withdrawals are described in the C&S Plan document.

1. Description of the Plan (continued)

Transfers Between Plans Within the Master Trust

If a participant in the Savings Plan is terminated and subsequently rehired, the accounts of the affected participant are transferred to the C&S Plan and such participant begins participating in the C&S Plan.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the C&S Plan by giving written notice to the Administration Committee and the C&S Plan trustee, subject to the provisions of ERISA. In the event of C&S Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. Effective January 1, 2008, the Plan adopted FAS 157 for measuring and reporting financial assets and liabilities at fair value. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FAS 157 establishes a three-level disclosure hierarchy to indicate the level of judgment used to estimate fair value measurements.

Level 1 Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities valued using

2. Summary of Significant Accounting Policies (continued)

models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors are corroborated by readily observable data.

Level 3 Uses inputs that are unobservable or supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management's estimates of market participant assumptions.

Following is a description of the valuation methodologies used for the Master Trust assets and participant loans measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at fair value using published market prices, which represent the net asset value of shares held by the C&S Plan at year-end.

Common/collective trusts: Valued at net asset value based on the underlying investments of the trusts as determined by the sponsor of the trust.

Cash equivalents: Valued at cost, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Participant loans: Valued at unpaid principal balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administration Committee believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets and the C&S Plan's participant loans at fair value as of December 31, 2008 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ –	$ 444,034	$ –	$ 444,034
Northern Trust Daily Aggregate Bond Index Fund	–	229,798	–	229,798
Barclays Global Investors Equity Index Fund	–	264,132	–	264,132
Northern Trust Russell 1000 Value Equity Index Fund	–	36,065	–	36,065
Northern Trust Russell 1000 Growth Equity Index Fund	–	130,055	–	130,055
Northern Trust Russell 2000 Equity Index Fund	–	100,388	–	100,388
Barclays Global Investors Active International Equity Fund	–	163,507	–	163,507
Barclays Global Investors Lifepath 2010 Fund	–	94,765	–	94,765
Barclays Global Investors Lifepath 2020 Fund	–	38,567	–	38,567
Barclays Global Investors Lifepath 2030 Fund	–	35,991	–	35,991
Barclays Global Investors Lifepath 2040 Fund	–	26,984	–	26,984
Subtotal	–	1,564,286	–	1,564,286

2. Summary of Significant Accounting Policies (continued)

	Level 1	Level 2	Level 3	Total
TI Common Stock	$ 494,458	$ –	$ –	$ 494,458
Brokerage Fund:				
Cash and cash equivalents	39,935	–	–	39,935
Registered investment companies	36,600	–	–	36,600
Other common stocks	29,538	–	–	29,538
Other investments	–	5,716	–	5,716
Subtotal	106,073	5,716	–	111,789
Total Master Trust assets at fair value	$ 600,531	$ 1,570,002	$ –	$ 2,170,533
Participant loans for the C&S Plan	$ –	$ –	$ 30,640	$ 30,640

The table below sets forth a summary of the changes in the fair value of the C&S Plan's participant loans (the C&S Plan's only Level 3 assets) for the year ended December 31, 2008 (dollars in thousands):

	Participant Loans
Balance, beginning of year	$ 29,904
Loan repayments	(15,758)
Loan issuances	16,494
Balance, end of year	$ 30,640

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The C&S Plan invests in investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Related-Party Transactions

Certain C&S Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the C&S Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the C&S Plan's assets are invested in the Company's common stock. Because the Company is the C&S Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Basis of Accounting

The financial statements of the C&S Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Interest in Master Trust

The C&S Plan's investments are held in the Master Trust, which was established for the investment of assets of the C&S Plan and the Savings Plan sponsored by TI (see Note 1). The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2008 and 2007, and the percentage interest the C&S Plan holds in each of the Master Trust accounts are summarized as follows (dollars in thousands):

	2008		**2007**	
	Master Trust Fair Value	**C&S Plan Percentage Interest**	**Master Trust Fair Value**	**C&S Plan Percentage Interest**
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	**$ 444,034**	**53%**	$ 365,077	52%
Northern Trust Daily Aggregate Bond Index Fund	**229,798**	**59%**	197,671	57%
Barclays Global Investors Equity Index Fund	**264,132**	**63%**	428,508	62%
Northern Trust Russell 1000 Value Equity Index Fund	**36,065**	**64%**	57,519	60%
Northern Trust Russell 1000 Growth Equity Index Fund	**130,055**	**70%**	–	–
Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund	**–**	**–**	224,131	69%
Northern Trust Russell 2000 Equity Index Fund	**100,388**	**68%**	155,174	66%
Barclays Global Investors Active International Equity Fund	**163,507**	**66%**	351,035	63%
Barclays Global Investors Lifepath 2010 Fund	**94,765**	**63%**	135,111	60%
Barclays Global Investors Lifepath 2020 Fund	**38,567**	**57%**	58,308	55%
Barclays Global Investors Lifepath 2030 Fund	**35,991**	**77%**	60,040	75%
Barclays Global Investors Lifepath 2040 Fund	**26,984**	**81%**	53,844	76%
TI Common Stock	**494,458**	**63%**	1,113,197	61%
Brokerage Fund:				
Cash and cash equivalents	**39,935**	**54%**	28,748	54%
Registered investment companies	**36,600**	**55%**	56,330	54%
Other common stocks	**29,538**	**65%**	43,432	64%
Other investments	**5,716**	**30%**	3,817	52%
	$2,170,533		$3,331,942	

At December 31, 2008 and 2007, the C&S Plan's portion of the Master Trust assets was approximately 61%, or $1.332 billion, and 61%, or $2.040 billion, respectively.

3. Interest in Master Trust (continued)

Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2008, and the C&S Plan's share of net investment income (loss) of each Master Trust account are summarized as follows (dollars in thousands):

	Master Trust			
	Net Appreciation (Depreciation) in Fair Value of Investments	**Interest and Dividends**	**Net Investment Income (Loss)**	**C&S Plan Share in Net Investment Income (Loss)**
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ –	$ 9,436	$ 9,436	52%
Northern Trust Daily Aggregate Bond Index Fund	7,625	–	7,625	60%
Barclays Global Investors Equity Index Fund	(155,173)	–	(155,173)	63%
Northern Trust Russell 1000 Value Equity Index Fund	(21,662)	–	(21,662)	63%
Northern Trust Russell 1000 Growth Equity Index Fund	(85,280)	–	(85,280)	69%
Northern Trust Russell 2000 Equity Index Fund	(53,236)	–	(53,236)	67%
Barclays Global Investors Active International Equity Fund	(142,120)	–	(142,120)	64%
Barclays Global Investors Lifepath 2010 Fund	(22,605)	–	(22,605)	61%
Barclays Global Investors Lifepath 2020 Fund	(15,450)	–	(15,450)	55%
Barclays Global Investors Lifepath 2030 Fund	(18,407)	–	(18,407)	75%
Barclays Global Investors Lifepath 2040 Fund	(17,543)	–	(17,543)	79%
TI Common Stock	(580,972)	13,512	(567,460)	62%
Brokerage Fund:				
Cash and cash equivalents	–	1,463	1,463	54%
Registered investment companies	(23,494)	1,341	(22,153)	60%
Other common stocks	(27,889)	1,082	(26,807)	66%
Other investments	(304)	209	(95)	89%
	$ (1,156,510)	$ 27,043	$(1,129,467)	

The C&S Plan's portion of the net investment loss of the Master Trust was approximately 64%, or $718.9 million, for the year ended December 31, 2008.

4. Income Tax Status

The C&S Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 22, 2001, stating that the C&S Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the C&S Plan was amended and restated. The C&S Plan is required to operate in conformity with the Code to maintain its qualification. The Administration Committee intends that the C&S Plan be operated in compliance with the applicable requirements of the Code, be qualified and the related trust be tax-exempt, and has indicated that it will take any necessary steps to maintain the C&S Plan's operations in compliance with the Code.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2008	**2007**
Net assets available for benefits per the financial statements	**$ 1,364,745**	$ 2,068,648
Less benefits payable	–	(465)
Net assets available for benefits per the Form 5500	**$ 1,364,745**	$ 2,068,183

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31 2008
Benefits paid to participants per the financial statements	**$ 120,555**
Less benefits payable at beginning of year	**(465)**
Benefits paid to participants per the Form 5500	**$ 120,090**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Events

On January 5, 2009, Fidelity Investments began providing recordkeeping services for the C&S Plan. The C&S Plan made changes to its loan policy, added new withdrawal and beneficiary designation features, and modified the auto enrollment process for new hires as a result of the change in recordkeeper.

Beginning on January 5, 2009, all new hires have a 30-day enrollment period after which, if the employee has taken no action, he or she will be automatically enrolled in the C&S Plan at a contribution rate of 4%. Financial Engines will manage their investments through the Personal Asset Manager program.

On May 8, 2009, the Barclays Global Investors Lifepath 2010, Lifepath 2020, Lifepath 2030, Lifepath 2040, and Active International Equity Fund were replaced with Barclays Global Investors Lifepath Index 2010, Lifepath Index 2020, Lifepath Index 2030, Lifepath Index 2040, and EAFE Equity Index Fund, respectively, in an effort to reduce investment management fees.

Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In Thousands)
*	Participants	Loans with interest rates ranging from 5% to 20%	$ –	$ 30,640

* Indicates party-in-interest to the C&S Plan.

0902-1032887

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the C&S Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

By: Lita Alessandra
Lita Alessandra
Chair, Administration Committee

Date: June 17, 2009

0902-1032887

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41913) pertaining to the TI Contribution & 401(k) Savings Plan of our report dated June 11, 2009, with respect to the financial statements and supplemental schedule of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young

Dallas, Texas
June 11, 2009